4/13

02060601

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: OAO Surgutneftegas

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

FILE NO. 82- 4302 FISCAL YEAR 12-31-01

*Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DATE : 12/16/02

82-4302

82-4302

02 DEC 10 ... 9:...

AR/S
12-31-01

OAO Surgutneftegas

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

OAO Surgutneftegas

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

Ernst & Young

■ Ernst & Young (CIS) Limited
Kosmodamianskaya nab., 52/2
Moscow 115054 Russia
Phone: 7 (095) 755 97 00
Fax: 7 (095) 755 97 10
www.ey.com/russia

■ Эрнст энд Янг (СНГ) Лимитед
Россия, 115054 Москва
Космодамианская наб., 52/2
Телефон: 7 (095) 755 97 00
Факс: 7 (095) 755 97 10

Report of independent auditors

To the Shareholders of OAO Surgutneftegas:

We have audited the accompanying consolidated balance sheets of OAO Surgutneftegas, a Russian open joint stock company, and subsidiaries as of December 31, 2001, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' capital and cash flows for the years then ended. These consolidated financial statements are the responsibility of the management of OAO Surgutneftegas. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of ZAO Surgutneftegasbank, a subsidiary, which statements reflect total assets constituting 17.6%, 18.3% and 12.7% of consolidated assets as of December 31, 2001, 2000 and 1999, respectively, and revenues constituting 1.8%, 1.4% and 0.6% of consolidated revenue for the years then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for ZAO Surgutneftegasbank, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OAO Surgutneftegas and subsidiaries as of December 31, 2001, 2000 and 1999 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young (CIS) Limited

Moscow, Russia
November 1, 2002

OAO Surgutneftegas
Millions of US$ except as indicated

Consolidated Balance Sheets
as of December 31, 2001, 2000 and 1999

	Notes	2001	2000	1999
Assets				
Current assets				
Cash and cash equivalents	3	2,459	2,187	1,187
Short-term investments	4	1,699	1,530	736
Accounts receivable, net	5	441	407	495
Inventories	6	452	362	240
Prepaid expenses		180	155	97
Current portion of deferred income tax asset	16	5	-	-
Total current assets		**5,236**	**4,641**	**2,755**
Long-term investments	7	219	155	202
Oil and gas properties, net	8	3,234	2,759	1,454
Property, plant and equipment, net	9	3,033	2,643	1,516
Construction-in-progress	10	175	139	122
Deferred income tax asset	16	-	55	15
Total assets		**11,897**	**10,392**	**6,064**
Liabilities and Shareholders' Capital				
Current liabilities				
Accounts payable and accrued liabilities	11	450	324	226
Short-term loans	12	10	8	2
Accrued royalties and taxes	13	72	203	241
Current portion of deferred income tax liabilities	16	-	14	28
Other current liabilities		215	260	133
Total current liabilities		**747**	**809**	**630**
Site restoration costs	14	420	397	377
Deferred income tax liability	16	11	-	-
Minority interest		6	13	2,030
Total liabilities		**1,184**	**1,219**	**3,037**
Commitments and Contingencies	20			
Shareholders' capital				
Common shares (35,726 million, 35,726 million and 25,425 million shares with par value of 1 ruble each authorized and issued as of December 31, 2001, 2000 and 1999, respectively)	17	770	770	351
Preferred shares (7,702 million shares with par value of 1 ruble each authorized and issued as of December 31, 2001, 2000 and 1999)	17	1,057	1,057	165
Additional paid-in capital	17	4,685	4,685	1,208
Treasury shares (common and preferred shares, at cost: 17,580 million, 17,604 million and 16,471 million shares as of December 31, 2001, 2000 and 1999, respectively)	17	(1,438)	(1,435)	(820)
Retained earnings		5,639	4,096	2,123
Total shareholders' capital		**10,713**	**9,173**	**3,027**
Total liabilities and shareholders' capital		**11,897**	**10,392**	**6,064**

Consolidated Statements of Operations
for the years ended December 31, 2001, 2000 and 1999

	Notes	2001	2000	1999
Revenues				
Oil and gas sales		3,386	3,583	2,037
Refined products and processing fees		1,707	2,052	1,282
Support services and other sales		139	110	139
Total revenues	**21**	**5,232**	**5,745**	**3,458**
Operating expenses		1,425	999	736
Selling, general and administrative	**17**	577	456	712
Exploratory expenses		249	173	73
Depreciation, depletion and amortization		510	420	295
Taxes other than income taxes		410	648	266
Operating income		**2,061**	**3,049**	**1,376**
Other income / (expense)				
Interest income		185	173	84
Interest expense		(6)	(6)	(5)
Loss on disposal of fixed assets		(32)	(70)	(35)
Other non-operating expenses, net		10	(48)	(21)
Minority interest		-	(371)	(449)
Currency translation gain / (loss)		(3)	48	73
Total other income / (expenses)		**154**	**(274)**	**(353)**
Income before provision for income taxes		2,215	2,775	1,023
Provision for income taxes	**16**	603	775	485
Income before dividends declared on preferred shares		**1,612**	**2,000**	**538**
Dividends declared on preferred shares	**18**	(42)	(20)	(2)
Income available for common shareholders		**1,570**	**1,980**	**536**
Basic and diluted earnings per common share (full US dollars)		0.08	0.13	0.07
Weighted average number of common shares used in computing basic and diluted earnings per share (millions of shares)		19,075	15,703	8,020

Consolidated Statements of Changes in Shareholders' Capital for the years ended December 31, 2001, 2000 and 1999

	Common shares	Preferred shares	Additional paid-in-capital	Treasury shares	Retained earnings	Shareholders' capital
Balance as of December 31, 1998	**351**	**165**	**1,256**	**(850)**	**1,590**	**2,512**
Dividends paid on common shares	-	-	-	-	(3)	(3)
Income available for common shareholders for the year	-	-	-	-	536	536
Purchase of treasury shares	-	-	-	(2)	-	(2)
Sale of treasury shares	-	-	(48)	32	-	(16)
Balance as of December 31, 1999	**351**	**165**	**1,208**	**(820)**	**2,123**	**3,027**
Issuance of common shares and exchange for shares of a subsidiary (see Note 2)	419	892	3,477	(615)	-	4,173
Dividends paid on common shares	-	-	-	-	(7)	(7)
Income available for common shareholders for the year	-	-	-	-	1,980	1,980
Purchase of treasury shares	-	-	-	(1)	-	(1)
Sale of treasury shares	-	-	-	1	-	1
Balance as of December 31, 2000	**770**	**1,057**	**4,685**	**(1,435)**	**4,096**	**9,173**
Dividends paid on common shares	-	-	-	-	(27)	(27)
Income available for common shareholders for the year	-	-	-	-	1,570	1,570
Purchase of treasury shares	-	-	-	(7)	-	(7)
Sale of treasury shares	-	-	-	4	-	4
Balance as of December 31, 2001	**770**	**1,057**	**4,685**	**(1,438)**	**5,639**	**10,713**

Share activity (millions of shares)

	Common shares	**Preferred shares**	**Treasury shares**
Balance as of December 31, 1998	**25,425**	**7,702**	**18,678**
Purchase of treasury shares	-	-	31
Sale of treasury shares	-	-	(2,238)
Balance as of December 31, 1999	**25,425**	**7,702**	**16,471**
Issuance of common shares	10,301	-	1,130
Purchase of common shares	-	-	11
Sale of treasury shares	-	-	(8)
Balance as of December 31, 2000	**35,726**	**7,702**	**17,604**
Purchase of common shares	-	-	**44**
Sale of treasury shares	-	-	**(68)**
Balance as of December 31, 2001	**35,726**	**7,702**	**17,580**

Millions of US$ except as indicated

Consolidated Statements of Cash Flows
for the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Operating activities			
Income before dividends declared on preferred shares	1,612	2,000	538
Depreciation, depletion and amortization	510	420	295
Minority interest	-	371	449
Exploratory expenses	249	173	73
Loss on disposal of fixed assets	32	70	35
Issuance of treasury shares (see Note 17)	-	-	381
Deferred income taxes	47	(54)	(41)
Changes in operating assets and liabilities:			
(Increase) / decrease in accounts receivable	(34)	88	(266)
Increase in inventories	(84)	(122)	(64)
(Increase) / decrease in prepaid expenses	(25)	(58)	85
Increase in accounts payable and accrued liabilities	111	98	90
(Decrease) / increase in accrued royalties and taxes	(131)	(38)	211
(Decrease) / increase in other current liabilities	(46)	127	19
Net cash provided by operating activities	**2,241**	**3,075**	**1,805**
Investing activities			
Disposal of long-term investments	82	138	10
Disposal of short-term investments	488	123	336
Purchase of long-term investments	(146)	(181)	(196)
Purchase of short-term investments	(657)	(828)	(351)
Capital expenditures (includes exploratory expenses)	(1,683)	(1,307)	(753)
Net cash used in investing activities	**(1,916)**	**(2,055)**	**(954)**
Financing activities			
Proceeds from short-term loans	6	16	1
Repayment of short-term loans	(4)	(10)	(17)
Proceeds from sale of treasury shares	4	1	2
Purchase of treasury shares	(7)	(1)	(2)
Dividends paid	(50)	(23)	(10)
Net cash used in financing activities	**(51)**	**(17)**	**(26)**
Effect of exchange rate changes on cash	(2)	(3)	(4)
Increase in cash and cash equivalents	272	1,000	821
Cash and cash equivalents at beginning of year	2,187	1,187	366
Cash and cash equivalents at end of year	**2,459**	**2,187**	**1,187**
Supplemental disclosures of cash flow information			
Interest paid, net of amount capitalized	6	5	5
Income taxes paid	615	896	425
Supplemental disclosure of non-cash activities			
Acquisition of investments and repayment of loans under barter transactions	-	-	6
Acquisition of net assets through issuance of common shares (see Notes 8 and 9)	-	1,785	-

The accompanying Notes to the consolidated financial statements are an integral part of these statements.

Millions of US$ except as indicated

1 The Company

Description of Business

OAO Surgutneftegas (the "Company") is a vertically integrated oil and gas company operating in the Russian Federation ("Russia"). The Company and its subsidiaries (the "Group") are principally engaged in the exploration, production and sale of crude oil, and the refining, transportation and sale of petroleum products in Russia and for export.

The Company was incorporated as an open joint stock company on December 27, 1993 as a successor of PA Surgutneftegas - a state production association. All assets and liabilities previously managed by PA Surgutneftegas were transferred to the Company at their book value effective on that date together with the Government of Russia (the "Government") ownership in other privatized oil and gas companies. The transfer of assets and liabilities was made in accordance with Presidential Decree No.1403, "On specific features of privatization and reorganization into joint-stock companies of state-sector enterprises, production and scientific and industrial amalgamations in the oil-refining industry and oil supplies", dated November 17, 1992. Such transfers represent a reorganization of assets under the common control of the Government and, accordingly, are accounted for at their book value.

Principal companies included in the consolidated financial statements in all years presented were as follows:

Company	Nature of business	Effective percentage as of December 31, 2001
Exploration and oil and gas production		
OAO Surgutneftegas	Oil and gas exploration and production	parent company
Oil refining		
OOO PO Kirishinefteorgsintez	Oil refining	100.0%
Petroleum products sales		
OAO Lennefteproduct	Distribution and marketing	82.4%
OOO Novgorodnefteproduct	Distribution and marketing	100.0%
OOO Pskovnefteproduct	Distribution and marketing	100.0%
OOO Kaliningradnefteproduct	Distribution and marketing	100.0%
OOO Tvernefteproduct	Distribution and marketing	100.0%
ZAO Kirishiavtoservice	Distribution and marketing	100.0%
Corporate and other		
OAO NK Surgutneftegas	Corporate	100.0%
OOO Central Surgut Depositary	Corporate	100.0%
OOO Insurance Company Surgutneftegas	Insurance	100.0%
OOO Neft-Consulting	Finance	100.0%
OOO Inzvest-Zashita	Finance	85.5%
OOO Neftegaz-Reserve	Finance	95.4%
ZAO Surgutneftegasbank	Finance	92.1%
OOO InvestContract ltd.	Finance	100.0%
OOO Surgutmebel	Furniture production	100.0%
ZAO Surgutneftestroi	Construction	100.0%
OAO Sovhoz Tchervishevskiy	Agriculture	100.0%
OOO Investsibirstroi	Corporate	100.0%
OOO Surgutneftegasburenie	Corporate	100.0%
OOO Yurjevskneft	Corporate	50.0%

All the above entities are registered in compliance with Russian legislation.

Millions of US$ except as indicated

Russian Environment and Economic Conditions

Russia continues to undergo substantial political, economic and social changes. As an emerging market, Russia does not possess a well-developed business and regulatory infrastructure that would generally exist in a more mature market economy. Characteristics displayed by an emerging market and found in the Russian economy included but are not limited to high inflation, lack of liquidity in the capital markets, and the existence of currency controls which causes the national currency to be illiquid outside of the Russian Federation. In addition, there are certain limitations on the volumes of oil and oil products an enterprise can export. The success and stability of the Russian Federation's economy will be significantly impacted by the government's actions with regard to supervisory, legal, and economic reforms.

The Group could be affected, for the foreseeable future, by these risks and their consequences. As a result, there are significant uncertainties that may affect future operations, the recoverability of the Group's assets, and the ability of the Group to maintain or pay its debts as they mature. The accompanying consolidated financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Group's consolidated financial statements in the period when they become known and estimable.

Currency Exchange and Control

Foreign currencies, in particular the US dollar ("US$"), play a significant role in the underlying economics of many business transactions in Russia. The following table summarizes the exchange rate of the Russian ruble ("ruble") to 1 US$:

Date	Exchange rate
As of December 31, 2001	30.14
As of December 31, 2000	28.16
As of December 31, 1999	27.00

The Group's principal currency exchange rate risk relates to the ability of the Group to pay its US$ obligations. The Group must maintain certain levels of crude oil and petroleum product exports to meet these obligations. For the years ended December 31, 2001, 2000 and 1999, the Group exported 59.1%, 52.5% and 46.7% of produced oil and 77.6%, 69.9% and 70.6% of petroleum products, respectively.

The Central bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the ruble. Such regulations place restrictions on the conversion of rubles into hard currencies and establish requirements for conversion of hard currency sales to rubles.

2 Significant Accounting Policies

Basis of Preparation of Consolidated Financial Statements

On May 10, 2000 the Company acquired substantially all of the assets of OAO NK Surgutneftegas ("NK") in exchange for 1,699 million newly issued common shares with a par value of 1.0 ruble each. The Company and the acquired assets were under the common control of NK throughout the period January 1, 1999 to May 10, 2000. Accordingly, this transaction has been accounted for at carryover basis and reflects this reorganization as if it had occurred prior to January 1, 1999.

Millions of US$ except as indicated

Also, on May 10, 2000 the Company issued 10,301 million newly issued common shares with a par value of 1.0 ruble in exchange for substantially all of the outstanding common and preferred shares of NK. As a result of this downstream merger, NK the former parent company became a subsidiary of the Company. The consolidated financial statements for the year ended December 31, 1999 and the period ended May 10, 2000 represent the consolidated financial statements of NK. Accordingly, in this period the shares in the Company, which are owned by third parties are presented as minority interest. Under the downstream merger accounting rules when the share issuance takes place on May 10, 2000 the elimination of this minority interest is accounted for under the purchase method. Accordingly, the difference between the fair value of the minority interest acquired (US$4,173 based on the fair value on May 10, 2000 of preferred and common shares held by the minority) and the carrying value of the minority interest is allocated to the net assets acquired in accordance with Accounting Principles Board ("APB") Opinion No.16, "Business Combinations".

For the period ended May 10, 2000 shareholders' equity represents the shareholders' equity of NK except that the common shares and preferred shares have been replaced by common shares of the Company. The difference in the aggregate nominal value between the shares of NK and those of the Company has been reflected as an adjustment to additional paid-in capital.

Form and Content of the Consolidated Financial Statements

These consolidated financial statements have been prepared by the Company to be in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

These consolidated financial statements are not the statutory financial statements of the Company, which are prepared annually and presented in accordance with Russian accounting regulations ("RAR"). The statutory financial statements of the Company for 2001, 2000 and 1999 have been filed with appropriate authorities.

Differences exist between the requirements of RAR and those of US GAAP. Accordingly, these consolidated financial statements differ in material respects from the statutory financial statements of the Company.

Principles of Consolidation

The consolidated financial statements of the Group include the accounts of subsidiaries in which the Company owns more than 50.0% of the voting common shares. All significant intercompany balances and transactions have been eliminated. Investments in other companies, in which the Company owns less than 20.0% of the voting common shares, are accounted for at cost. For substantially all of these shares, determination of fair value is not practical because they are not traded. An assessment of impairment is done yearly, or whenever events or circumstances indicate that the investment may be impaired, and a provision is made, if required, to recognize a decline other than temporary in the value of the investments. An impairment loss creates a new cost basis and reversal is prohibited.

Reclassifications

Certain reclassifications have been made to 2000 and 1999 amounts to conform to the 2001 presentation.

Millions of US$ except as indicated

Management Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the disclosure of contingent liabilities as of the financial statement date and the amounts revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign Currency Translation

Translation (remeasurement) of the Group's ruble denominated financial statements into US$ has been performed in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No.52, "Foreign Currency Translation", as they relate to highly inflationary economies. The objective of this remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in US$. The following table summarizes the annual rate of inflation for each year in the three-year period ended December 31, 2001.

For the years ended December 31,	Annual inflation
2001	18.6%
2000	20.2%
1999	36.5%

Monetary assets and liabilities have been translated at the rate prevailing at each balance sheet date. Non-monetary assets and liabilities have been translated at historical rates. Revenues, expenses and cash flows have been translated at monthly average rates. Translation differences resulting from the use of these rates have been accounted for in "Currency translation gain / (loss)" in the accompanying consolidated statements of operations.

The Group's principal future operating cash flows (domestic revenues, production costs and general and administrative expenses) will be generated in rubles. As a result, future movements in the exchange rate between the ruble and the US$ will affect the carrying value of the Group's assets and liabilities. Such changes may also affect the Group's ability to realize non-monetary assets as represented in terms of US$ in the accompanying consolidated financial statements.

Cash and Cash Equivalents

Cash represents cash on hand and in the Group's bank accounts and cash equivalents represent deposits with original maturity dates of three months or less. Foreign currency deposits are translated at year-end exchange rates.

Inventories

Inventories, consisting primarily of materials and supplies, crude oil and petroleum products, are stated at the lower of cost or market value. Cost comprises direct purchase costs, cost of production, transportation and manufacturing expenses. The Group's companies principally utilize the weighted average method of accounting for inventory.

Oil and Gas Properties

The Group follows the successful efforts method of accounting for its oil and gas exploration and production activities.

Millions of US$ except as indicated

Exploratory costs, excluding the costs of exploratory wells, are charged to expenses as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination whether such wells have found proved reserves, which justify commercial development. If such reserves are not found, the drilling costs are charged to exploratory expenses. Intangible drilling costs applicable to productive wells and to development dry holes, as well as tangible equipment costs and costs of injection wells related to development of oil and gas reserves are capitalized.

In accordance with SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Group assesses the carrying value of oil and gas properties against the projection of undiscounted net future pre-tax cash flows. Revenues used in calculating future pre-tax cash flow are based on the ultimate selling price of the Group. The test is performed for each oil field, which is the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Where an assessment indicates impairment in value, the oil and gas properties are written down to their fair value, as determined by the projection of discounted net future pre-tax cash flows.

As of December 31, 2001, 2000 and 1999 the Group's analysis of its oil and gas properties resulted in there being no indication of an impairment in value.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost translated as of the date of acquisition. In accordance with SFAS No.121, the carrying value of property, plant and equipment is assessed against the future undiscounted cash flows to assess the recoverability of the asset. As of December 31, 2001, 2000 and 1999 there has been no impairment in the value of property, plant and equipment.

The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense. Renewals and betterment of assets are capitalized. Upon sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the determination of net income.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization of oil and gas properties is provided on the unit-of-production method based on the ratio of current year production to total estimated future production from proved developed reserves at the beginning of the period.

Estimated costs of dismantling oil and gas production facilities, including abandonment and site restoration costs, are reserved using the unit-of-production method and included as a component of depreciation, depletion and amortization.

The provision for depreciation and amortization with respect to operations other than oil and gas producing activities is computed using the straight-line method based on estimated economic lives. Composite depreciation rates are applied to similar types of buildings and equipment having similar economic characteristics, as shown below:

Asset group	Average life
Buildings	15-45 years
Machinery and equipment	20-30 years
Vehicles and other equipment	3-10 years

Millions of US$ except as indicated

Capitalized Interest

Interest is capitalized on expenditures made in connection with capital projects that, theoretically, could have been avoided if expenditures for the assets had not been made. Interest is only capitalized for the period that activities are in progress to bring these projects to their intended use. During 2001, 2000 and 1999 no material interest costs were capitalized.

Minority Interest in Subsidiary Companies

Minority interest in the consolidated balance sheets reflects the minority owners' percentage share of equity in subsidiaries. The minority interest is calculated based on the equity of each subsidiary as determined under US GAAP. The actual ruble denominated balance attributable to minority interests may differ from this amount. The reduction of the minority interest in 2000 resulted from the Company's purchase of substantially all of the outstanding shares of its parent company NK, as discussed in preceding paragraph "Basis of Preparation of consolidated Financial Statements".

Comprehensive Income

The Company adopted SFAS No.130, "Reporting Comprehensive Income", effective January 1, 1999. This statement establishes standards for the reporting and display of comprehensive income (net income plus all other changes in net assets from non-owner sources) and its components in consolidated financial statements. For the years ended December 31, 2001, 2000 and 1999 comprehensive income equaled income available for common shareholders.

Income Taxes

The Group is not subject to taxation on a consolidated basis. Current income taxes are provided on the accounting income as determined under RAR at a rate of 35.0% for the year ended December 31, 2001, 30.0% for the year ended December 31, 2000, 30.0% for the last three quarters of the year ended December 31, 1999 and 35.0% for the first quarter of the year ended December 31, 1999. Income taxes are calculated after adjustments for certain items, which are not deductible for taxation purposes, and after consideration of tax allowances.

The accompanying consolidated financial statements reflect deferred income taxes of the Group using the liability method, which requires that deferred tax assets and liabilities be recorded for the expected future tax consequences of existing differences between financial and tax bases of assets and liabilities in accordance with enacted tax laws and rates, and operating loss or tax credit carryforwards (see Note 16).

Earnings per Share

Basic and dilutive earnings per share have been determined by dividing the available income to common shareholders by the weighted average number of shares outstanding during the year. Treasury shares are not considered to be outstanding for the purposes of such determination. There are no potentially dilutive securities.

Fair Value of Financial Instruments

The carrying amount of all significant financial instruments approximates fair value. SFAS No.107, "Disclosure about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Financial assets and financial liabilities carried in the accompanying consolidated Balance Sheets include cash, short-term and long-term investments, accounts receivable and payable, short-term and long-term debt and other current and non-current assets and liabilities. The accounting policies with respect to recognition and measurement of these items are disclosed in the respective accounting policies found in this Note and in this paragraph.

Interest, dividends, gains, and losses relating to a financial instrument classified as a liability are reported as expense or income as incurred. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

The Company, using available market information, management's judgment and appropriate valuation methodologies, has determined the estimated fair values of financial instruments.

Financial Assets:

Monetary assets for which fair value approximates carrying value:

> Balances denominated in foreign currencies are translated at year-end exchange rates and approximate the expected recovery value.
>
> The carrying values of trade and other receivables denominated in Russian rubles are estimated to approximate their fair values due to their short-term nature.

The carrying values of short-term investments and other non-current assets are estimated to approximate their fair values.

Financial Liabilities:

Monetary liabilities for which fair value approximates carrying value:

> Balances denominated in foreign currencies are translated at year-end exchange rates and approximate the expected settlement value.
>
> The fair values of trade payables and other monetary liabilities denominated in Russian rubles are estimated to approximate their respective carrying values due to their short-term nature.

The carrying value of non-current liabilities and long-term debt is estimated to approximate their fair value.

In the ordinary course of business with customers the Company is contingently liable for performance under letters of credit. As of December 31, 2001, 2000 and 1999 letters of credit in amount of US$132, US$179 and US$223, respectively, were outstanding. Management does not believe it is practicable to estimate the fair value of these financial instruments and does not expect any material losses from their resolution.

Concentrations of credit risks

Financial instruments that potentially subject the Company to concentrations of credit risks primarily consist of temporary cash investments and trade receivables.

The Group places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.

The concentration of trade receivable credit risk is generally limited due to the Group's customers being spread across industries in several countries. The Group's management has established certain credit requirements that its customers must meet before sales credit is extended. The Group monitors the financial condition of its customers to help ensure collections and to minimize losses.

Derivative Instruments

Effective January 1, 2001 the Company adopted SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". These standards require that all derivative instruments be recorded on the balance sheet at their fair values. Changes in the fair value of derivative instruments are reported in current-period earnings unless they are designated and qualified as effective hedges.

Contingencies

Certain conditions may exist as of the date these consolidated financial statements are issued, which may result in a loss to the Group, but which will only be resolved when one or more future events occur or fail to occur. The Group's management and legal counsel assess such contingent liabilities. The assessment of loss contingencies necessarily involves an exercise of judgment and is a matter of opinion. In assessing loss contingencies related to legal proceedings that are pending against the Group or unasserted claims that may result in such proceedings, the Group's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Group's consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. However, in some instances in which disclosure is not otherwise required, the Group may disclose contingent liabilities of an unusual nature which, in the judgment of management and its legal counsel, may be of interest to shareholders or others.

The Group's management believes that potential future contingencies, not recorded in the attached consolidated financial statements, are not significant and will not effect the future financial condition of the Group.

Millions of US$ except as indicated

Revenue

Material sales revenues are recognized when title passes to the customer, the selling price is fixed or determinable and collectibility is reasonably assured. Crude oil sales are usually sold under the Incoterm DAF (delivery at frontier) and the associated revenue is recognized when the goods are delivered at the frontier. Revenues on crude oil sales include transportation cost incurred by the Company. Transportation, handling and shipping costs of approximately US$305, US$182 and US$134 are included in "Selling, general and administrative expenses" in the accompanying consolidated Statements of Operations for the years ending December 31, 2001, 2000 and 1999, respectively.

Petroleum products are usually sold under the Incoterm FCA and the associated revenue is recognized when goods are cleared through customs and shipped to customer. Revenues on petroleum products include transportation cost incurred by the Company. Transportation, handling and shipping costs of approximately US$20, US$20 and US$18 are included in "Selling, general and administrative expenses" in the accompanying consolidated Statements of Operations for the years ending December 31, 2001, 2000 and 1999, respectively.

Retirement and Other Benefit Obligations

The Company and its subsidiaries make contributions to the state pension fund of Russia, which requires current contributions by the employer calculated as a percentage of current gross salary payments; such contributions are charged to expense as incurred.

In 1995 a non-state pension fund Surgutneftegas (the "NPF Surgutneftegas") was established to finance non-government pensions mainly at the employer's expense. The NPF Surgutneftegas plans to provide non-government pensions on the basis of fixed interest for contributors (see Note 15).

Pension obligations are calculated as the discounted value of the future pension benefits deemed to have accrued at year-end, based on the employees earning pension rights steadily throughout the working period. Plan assets are assessed at their market value of the asset at the end of year. Pension obligations and plan assets are calculated on the basis of financial and actuarial assumptions detailed in Note 15. Net pension costs for the period are included in "Operating expenses" in the accompanying consolidated Statements of Operations and consist of the present value of pension earned in the year, interest cost on the pension obligation, amortization of prior service cost, the effect of recognized gains or losses, less anticipated returns on plan assets. The unrecognized gains or losses are accrued over the remaining pension-earning period when the cumulated effect exceeds 10.0% of whichever is highest of the pension plan assets or the pension obligations.

New Accounting Pronouncements

1. In July 2001, the FASB issued SFAS No.141, "Business Combinations", and SFAS No.142, "Goodwill and Other Intangible Assets". SFAS No.141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No.141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable", i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No.141 than its predecessor, APB Opinion No.16 although in some instances previously recognized intangibles will be subsumed into goodwill.

Millions of US$ except as indicated

Under SFAS No.142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No.131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No.121. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB Opinion No.18, "The Equity Method of Accounting for Investments in Common Stock". Under SFAS No.142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS No.142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. Management does not expect the adoption of SFAS No.141 and SFAS No.142 to have a material impact on the financial position or the results of operations of the Company since it currently has no goodwill recorded in its consolidated Balance Sheets.

2. In June 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations". SFAS No.143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No.143 is effective for fiscal years beginning after June 15, 2002. When SFAS No.143 is adopted the Company will need to recognize the full amount of the estimated site restoration provision and to increase fixed assets by a corresponding amount. Management is currently analyzing the impact of SFAS No.143 and estimates that the adoption of this accounting could result in a net increase in fixed assets of US$177 and a decrease in the site restoration provision of US$12.

3. In August 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No.144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No.121. Whilst it supersedes APB Opinion No.30 "Reporting the Results of operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No.144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS No.144 also establishes criteria for determining when an asset should be treated as held for sale.

Millions of US$ except as indicated

SFAS No.144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the Statement are generally to be applied prospectively. The Company does not anticipate that adoption of SFAS No.144 will have a material impact on its results of operations or its financial position.

Non-cash Transactions

A certain part of the Group's trade receivables and payables is effected in the form of barter transactions reflected in the accompanying consolidated financial statements similarly to monetary settlements. Barter transactions are normally carried out in the form of direct shipment of goods and services to end-user or through a chain of offsets with intermediaries. In both instances any resulting gains / losses from sales or purchases have to be shown in determining the net income from barter deals. In the accompanying consolidated financial statements barter transactions are stated at the approximate market value of the goods or services provided as of the purchase / sale date.

Barter transactions versus cash settlements for the years ended December 31 as reported in the accompanying consolidated Statement of Operations were as follows:

	Oil sales	Oil products sales	Gas sales	**Total**
2001				
Cash	62.3%	33.8%	1.3%	**97.4%**
Non-cash	0.7%	0.9%	1.0%	**2.6%**
2000				
Cash	64.5%	26.0%	1.9%	**92.4%**
Non-cash	4.0%	3.4%	0.2%	**7.6%**
1999				
Cash	61.1%	28.3%	2.4%	**91.8%**
Non-cash	3.8%	3.9%	0.5%	**8.2%**

3 Cash and Cash Equivalents

The composition of cash and cash equivalents as of December 31 was as follows:

	2001	2000	1999
Cash deposits - hard currency	2,260	1,774	713
Cash deposits - rubles	92	110	129
Bank accounts - rubles	26	38	80
Bank accounts - hard currency	9	40	5
Other cash and cash equivalents	72	225	260
Total cash and cash equivalents	**2,459**	**2,187**	**1,187**

Millions of US$ except as indicated

4 Short-term Investments

The composition of short-term investments as of December 31 was as follows:

	2001	2000	1999
Bank deposits - hard currency	1,354	1,299	655
Bank deposits - rubles	282	209	66
Other short-term investments	63	22	15
Total short-term investments	**1,699**	**1,530**	**736**

Short-term investments consist principally of ruble and hard currency bank deposits and interest bearing promissory notes with maturities between three and twelve months. Due to the short-term nature of the promissory notes, their recorded value approximates fair value at December 31, 2001, 2000 and 1999.

In accordance with requirements of the Central Bank of Russia the Company's banking subsidiary as of December 31, 2001, 2000 and 1999 created obligatory reserves in amount of US$267, US$180 and US$57, respectively. Those amounts are included in the "Bank deposits - rubles" caption above.

5 Accounts Receivable

The composition of accounts receivable as of December 31 was as follows:

	2001	2000	1999
Trade receivables	265	312	287
Receivables from related parties (see Note 19)	89	24	73
Value added tax receivable	62	26	27
Other receivables	27	46	109
Less: Allowance for doubtful debts	(2)	(1)	(1)
Total accounts receivable, net	**441**	**407**	**495**

Management has provided a specific allowance on amounts due from commercial and industrial customers based on the delinquency in customer payments.

A substantial part of accounts receivable is denominated in rubles and for those balances the Group is subject to the economic risk of currency movements between the time of billing and the receipt of payment.

6 Inventories

The composition of inventories as of December 31 was as follows:

	2001	2000	1999
Materials and supplies	338	272	187
Petroleum products	40	15	12
Crude oil	43	52	27
Other inventories	31	23	14
Total inventories	**452**	**362**	**240**

Materials and supplies are principally comprised of spare parts and construction materials.

Millions of US$ except as indicated

The Group ships crude oil to its international customers mainly on terms such that title passes at the national borders. The total amounts of crude oil shipped but still in transit were equal to US$11, US$19 and US$5 as of December 31, 2001, 2000 and 1999, respectively. Those amounts are included in the "Crude oil" caption above.

The Group ships petroleum products to its customers under terms specifying that the Group's sales obligations are considered fulfilled after the goods are cleared through customs and shipped or consigned to the customer. The total amounts of petroleum products shipped but still in transit were equal to US$14, US$5 and US$4 as of December 31, 2001, 2000 and 1999, respectively. Those amounts are included in the "Petroleum products" caption above.

7 Long-term Investments

The composition of long-term investments as of December 31 was as follows:

	2001	2000	1999
OAO Moscow International Bank	100	-	-
OAO Bank of Moscow	56	52	122
Other long-term investments	63	103	80
Total long-term investments	**219**	**155**	**202**

The balance on deposit with OAO Moscow International Bank mainly represents US$ denominated long-term deposits with maturity dates from 2002 to 2003.

The balance on deposit with OAO Bank of Moscow represents US$ denominated long-term deposits with maturity dates from 2002 to 2004.

The above balances on deposit receive market interest rates. Other long-term investments include investments in entities where the Group owns less than a 20.0% interest and does not exercise significant influence. Based upon Group management's analyses, all the above carrying values approximate fair value at December 31, 2001, 2000 and 1999.

8 Oil and Gas Properties

The composition of oil and gas properties as of December 31 was as follows:

	2001	2000	1999
Oil and gas properties	4,861	4,160	2,655
Less: Accumulated depletion	(1,627)	(1,401)	(1,201)
Total oil and gas properties, net	**3,234**	**2,759**	**1,454**

In connection with the Company's issuance and exchange of its common shares for the common and preferred shares of its parent NK and the corresponding reduction in minority interest (see Note 2) an increase to oil and gas properties of US$874 for the year ended December 31, 2000 has been made in consolidation. The depletion charge for the years ended December 31, 2001, 2000 and 1999 was US$226, US$200 and US$124, respectively (see Note 22 for supplemental information on oil and gas activities).

Millions of US$ except as indicated

9 Property, Plant and Equipment

The composition of property, plant and equipment as of December 31 was as follows:

	2001	2000	1999
Buildings	1,357	1,173	664
Machinery and equipment	2,199	1,954	1,335
Vehicles and other equipment	684	473	269
Less: Accumulated depreciation	(1,207)	(957)	(752)
Total property, plant and equipment, net	**3,033**	**2,643**	**1,516**

In connection with the Company's issuance and exchange of its common shares for the common and preferred shares of its parent NK and the corresponding reduction in minority interest (see Note 2) an increase to net property, plant and equipment of US$911 for the year ended December 31, 2000 has been made in consolidation. The depreciation charge for the years ended December 31, 2001, 2000 and 1999 was US$261, US$199 and US$154, respectively.

10 Construction-in-Progress

Construction-in-progress includes various construction projects and machinery and equipment delivered but not yet installed. As of December 31, 2001 the composition of construction-in-progress was as follows:

	Construction work-in-progress	Machinery and equipment to be installed	Total
Constructions	89	-	**89**
Buildings	41	-	**41**
Plant and machinery	27	8	**35**
Vehicles and other equipment	2	8	**10**
Total construction-in-progress	**159**	**16**	**175**
Comparative balance as of December 31, 2000	99	40	**139**
Comparative balance as of December 31, 1999	83	39	**122**

11 Accounts Payable and Accrued Liabilities

The composition of accounts payable and accrued liabilities as of December 31 was as follows:

	2001	2000	1999
Trade accounts payable	243	171	121
Accrued liabilities	76	52	32
Salary, insurance and other payables	76	68	40
Advances received	24	17	13
Dividends payable	17	5	1
Promissory notes payable	4	4	9
Payables to related parties	3	1	-
Other payables	7	6	10
Total accounts payable and accrued liabilities	**450**	**324**	**226**

The Group's accounts payable are mainly denominated in rubles and are short-term in nature.

Millions of US$ except as indicated

12 Short-term Loans

Short-term loans are used for the provision of working capital needs. The majority of short-term borrowings are loans from various third parties denominated in rubles and secured by promissory notes and future sales of petroleum products. Annual interest rates are both fixed and floating and vary from 1.0% to 28.0%

13 Accrued Royalties and Taxes

The composition of accrued royalties and taxes as of December 31 was as follows:

	2001	2000	1999
Excise tax	22	5	5
Royalties	13	18	12
Mineral Replenishment tax	10	14	12
Personal Income tax	9	11	5
Property tax	7	6	5
Road Users tax	3	13	9
Income tax	-	59	126
Lubricant tax	-	7	3
Export duty	-	36	34
Social Maintenance tax	-	22	13
Value Added tax	-	4	12
Other taxes	8	8	5
Total accrued royalties and taxes	**72**	**203**	**241**

14 Provision for Site Restoration Costs

Site restoration provision is the estimate of the future costs, related to wells shut-in, the production equipment and the related infrastructure dismantling, and the restoration of the site. During 2001, 2000 and 1999 the Group has included US$23, US$21 and US$17, respectively, of such costs as components of depreciation, depletion and amortization expense. As of December 31, 2001, 2000 and 1999 management estimates that total site restoration costs to be US$695, US$669 and US$590, respectively.

However, Russian environmental regulations and their enforcement can have a significant impact on these costs and, as governmental authorities are continually considering such regulations, the future costs associated with these liabilities may differ from the recorded amounts.

15 Retirement and Other Benefit Obligations

The Group adopted SFAS No.132, "Employers' Disclosures About Pensions and other Postretirement Benefits", in 1999. The Group has pension plans, which cover all union and non-union employees of the Group. These plans are administrated by the NPF Surgutneftegas.

During 1995 - 1999 the Group sponsored a defined contribution plan. In 1999 the defined contribution plan was dissolved and a defined benefit plan was established. Assets accumulated for the defined contribution plan were transferred to the new plan.

Millions of US$ except as indicated

Employee benefit plan liabilities are estimated using actuarial estimates and management assumptions. These estimates are based on historical information, along with certain assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change. Plan's benefit formula is based on length of service, regional premium rate and salary index.

Components of the net periodic benefit costs for the Group's defined benefit plan for the years ended December 31 were as follows:

	2001	2000	1999
Service cost	1	1	2
Interest cost	4	4	4
Expected return on plan assets	(3)	(2)	(2)
Amortization of prior service cost	3	3	3
Amortization of unrecognized net actuarial gain	(3)	(2)	-
Net periodic benefit cost	**2**	**4**	**7**

Reconciliation of the beginning and ending balances for the projected benefit obligation for the Group's defined benefit plan for the years ended December 31 was as follows:

	2001	2000	1999
Projected benefit obligation at beginning of year	48	47	-
Service cost	1	1	1
Interest cost	4	4	4
Plan introduction	-	-	59
Actuarial gain	8	(1)	(2)
Foreign currency exchange rate changes	(3)	(2)	(14)
Benefits paid	(1)	(1)	(1)
Projected benefit obligation at end of year	**57**	**48**	**47**

Reconciliation of the beginning an ending balances of plan assets for the Group's defined benefit plan for the years ended December 31 was as follows:

	2001	2000	1999
Fair value of plan assets at beginning of year	216	141	-
Actual return on plan assets	130	82	71
Plan introduction	-	-	100
Foreign currency exchange rate changes	(18)	(6)	(30)
Benefits paid	(1)	(1)	(1)
Fair value of plan assets at end of year	**327**	**216**	**140**

The fair value of plan assets is determined with reference to market price of the related assets.

Funded status for the defined benefit plan as of December 31 was as follows:

	2001	2000	1999
Funded status	270	168	93
Unrecognized net actuarial (gain)	(254)	(143)	(72)
Unrecognized prior service cost	32	37	42
Prepaid benefit cost	**48**	**62**	**63**

Millions of US$ except as indicated

The weighted average discount rate used in determining the benefit obligations was 8.0% as of December 31, 2001, 2000 and 1999. The expected long-term rate of return on plan assets was 2.0% in 2001, 2000 and 1999. Rate of compensation increase was 1.0% in 2001, 2000 and 1999.

The amounts and types of securities of the Group and related parties included in plan assets as of December 31 were as follows:

Issuer	Security	Market value
2001		
OAO Surgutneftegas	Shares	322
Total 2001		**322**
2000		
OAO Surgutneftegas	Shares	213
Total 2000		**213**
1999		
OAO NK Surgutneftegas	Shares	77
ZAO Surgutneftegasbank	Promissory notes	2
Total 1999		**79**

Except for retirement benefits the Group has no other significant benefit obligations.

16 Income Taxes

The Group's provision for income taxes for the years ended December 31 as reported in the accompanying consolidated Statement of Operations was as follows:

	2001	2000	1999
Current income taxes	556	829	526
Deferred income taxes / (benefit)	47	(54)	(41)
Total provision for income taxes	**603**	**775**	**485**

The provision for income taxes represents the total income tax expense for the Company and each of its subsidiaries.

Millions of US$ except as indicated

Temporary differences between the Russian statutory accounts and these consolidated financial statements give rise to the deferred tax assets and liabilities as of December 31 as follows:

	2001		2000		1999	
	Current	Non-current	Current	Non-current	Current	Non-current
Deferred tax liability arising from tax effect of:						
Sales accruals in line with US GAAP	-	-	(13)	-	(28)	-
Interest income cash to accrual adjustment	(3)	-	(9)	-	(5)	-
Fixed assets and construction-in-progress valuation	-	(112)	-	(40)	-	(117)
Total deferred tax liability	**(3)**	**(112)**	**(22)**	**(40)**	**(33)**	**(117)**
Deferred tax asset arising from tax effect of:						
Inventory valuation	8	-	8	-	5	-
Site restoration costs	-	101	-	95	-	132
Total deferred tax asset	**8**	**101**	**8**	**95**	**5**	**132**
Net deferred tax asset / (liabilities)	**5**	**(11)**	**(14)**	**55**	**(28)**	**15**

Although the Group does not pay tax on a consolidated basis, a reconciliation of expected income tax expense to the actual tax expense, for the years ended December 31 was as follows:

	2001	2000	1999
Income before income taxes	2,215	2,775	1,023
Statutory income tax rate (see Note 2)	35.0%	30.0%	30.0%
"Expected" income tax expense	**775**	**833**	**307**
Add / (deduct) tax effect of:			
Minority interest effect on income	-	111	140
Effect of change in tax rate	-	-	13
Loss on disposal of fixed assets	11	21	10
Depreciation, depletion and amortization	70	45	31
Foreign exchange	94	13	91
Issuance of treasury shares	-	-	119
Corrections of statutory profit in accordance with tax legislation	(314)	(279)	(232)
Other differences	(33)	31	6
Provision for income taxes	**603**	**775**	**485**

Russian tax regulations allow a company to carryforward 50.0% of its tax losses, which may be utilized over the next five years. The Group has no significant tax loss carryforwards.

Tax audits for the years ended December 31, 2001, 2000 and 1999 have been performed in certain major Company's subsidiaries included in the consolidation.

Millions of US$ except as indicated

17 Shareholders' Capital

As of December 31, 1999 the Company's authorized and issued share capital consisted of 25,425 million common shares and 7,702 million preferred shares with a legal par value of ruble 1.0 each. As of December 31, 2000 and 2001 the number of authorized and issued common shares was 35,726 million and preferred shares is 7,702 million. Each common share entitles its holder to one vote. Preferred shares can vote only if the Company's reorganization or liquidation is to be decided. In the event that an annual dividend is not declared or paid for the preferred shares, then the preferred shares obtain rights to vote as common shares until a dividend is declared and paid.

In December 1999 the Company decided to transfer 2,000 million of its ordinary shares and approximately 208 million of its preferred shares to NPF Surgutneftegas, which is a shareholder of the Company and is controlled by the management of the Company. Under Russian law the Company is not in any circumstance able to direct or withdraw these shares. These shares are not designated as an asset of the pension plan sponsored by the Company and described in Note 15.

The difference between the fair value of these shares and the consideration received is reflected in "Selling, General and Administrative expenses" in the accompanying consolidated Statements of Operations in 1999 in the amount of US$381 million.

18 Dividends and Earnings per Share

In accordance with Russian legislation, earnings available for dividends are limited to profits, retained earnings and other income, determined in accordance with RAR, denominated in rubles, after certain deductions.

19 Related Party Transactions

OAO Nafta-Moskva

The Company supplies crude oil and petroleum products to one of its' investee companies - OAO Nafta-Moskva ("Nafta-Moskva"), an international oil trader. The Company sold its crude oil and petroleum products on a commission basis through Nafta-Moskva. The related commission earned by Nafta-Moskva amounted to US$1, US$5 and US$6 for the years ended December 31, 2001, 2000 and 1999, respectively.

As of December 31, 2001, 2000 and 1999, the Company had outstanding trade accounts receivable from Nafta-Moskva in the amounts of US$3, US$6 and US$73, respectively.

ZAO Kinex SPb

The Company sales crude oil and petroleum products through ZAO Kinex SPb ("Kinex") an international oil trader. Kinex receives substantially all of its revenues from the Company. The Company sold its crude oil and petroleum products on a commission basis through Kinex. The related commission earned by Kinex amounted to US$17, US$17 and US$9 for the years ended December 31, 2001, 2000 and 1999, respectively.

As of December 31, 2001, 2000 and 1999 the Company had outstanding trade accounts receivable from Kinex in the amount of US$86, US$18 and US$0, respectively.

Millions of US$ except as indicated

Direct sales made through related parties for the years ended December 31 were as follows:

	Kinex		Nafta-Moskva		**Total**	
	Oil	Oil products	Oil	Oil products	**Oil**	**Oil products**
2001						
Millions tonnes	3	14	3	-	**6**	**14**
Sale proceeds	341	1,492	337	-	**678**	**1,492**
2000						
Millions tonnes	2	11	11	1	**13**	**12**
Sale proceeds	291	1,394	1,436	136	**1,727**	**1,530**
1999						
Millions tonnes	1	9	12	3	**13**	**12**
Sale proceeds	159	754	1,059	183	**1,218**	**937**

20 Commitments and Contingencies

Environmental Matters

The Group's operations are of a nature that continuously holds environmental risk. Management is of the opinion that the Group has met the local and federal governments' requirements concerning environmental matters, and therefore believes that the Group does not have any material current environmental liabilities other than those provided.

Legal Contingencies

The Group is the named defendant in a number of lawsuits as well as a named party in numerous other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a materially adverse affect on the financial condition or the operating results of the Group.

Social Commitments

The Group possesses significant social assets for the use of employees. These assets were contributed by the State in years prior to the inception of the Group. In accordance with the Presidential Decree on privatization in Russia, the Group is required to transfer the social assets to the relevant local city administrations for no significant consideration. Accordingly, as the Group does not have ownership of these assets, they are not recorded in these consolidated financial statements.

Taxation

Russia currently has a number of laws related to various taxes imposed by federal, regional and local governmental authorities. Applicable taxes include value-added tax, corporate income tax (income tax), a number of turnover-based taxes, and payroll (social) taxes, together with others. In addition, the Group's subsidiaries are also subject to various industry taxes including excise and mineral replenishment taxes. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Accordingly, few precedents with regard to issues have been established. Often, differing opinions regarding legal interpretation exist both among and within Government ministries and organizations (like the State Tax Service and its various inspectorates); thus creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems. Generally, tax declarations remain open and subject to inspection for a period of three years. The fact that the audit years have been reviewed does not close these years, or any tax declaration applicable to those years, from further review during the three years period. Management believes that the Company is in substantial compliance with the tax laws affecting its operations; however, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

Insurance Matters

The Group maintains only minimal levels of insurance on its existing asset base, or in certain cases self-insures, and as a result is subject to significant uninsured exposures in the event of loss or destruction of principal operating assets. In addition, Russian insurance providers do not offer business interruption insurance. Currently, it is not common practice in Russia to obtain such insurance.

Capital Projects for Exploration, Development of Production Facilities and Modernization of Refining and Marketing Subsidiaries (Unaudited)

The Company and its subsidiaries are engaged in continuous capital projects for exploration and development of production facilities and modernization of its refinery and distribution network. Management estimates the total cost of such programs to be US$6,807 over the next five years at its exploration and production subsidiaries and US$1,721 over the next five years at its refining and marketing subsidiaries. Depending on the current market situation actual expenditures may vary from the above estimates. As of December 31, 2001 there was approximately US$274 of purchase commitments outstanding in connection with these projects.

The Company plans to finance a significant portion of these projects internally. At the same time, the Company is looking for external sources of financing. It is the opinion of management that the Company will be able to obtain all necessary financing to complete the existing and planned capital projects.

21 Segment Information

Information about net sales for the years ended December 31(in millions US$ and millions tonnes of oil equivalent ("TOE"), respectively) was as follows:

	2001		2000		1999	
	Amount	TOE	Amount	TOE	Amount	TOE
Export sales						
Crude oil	2,432	20	2,542	16	1,525	14
Oil products	1,116	11	1,509	10	941	10
CIS						
Crude oil	623	6	582	5	216	3
Domestic						
Crude oil	219	2	362	3	201	5
Oil products	577	3	532	4	337	4
Gas	112	8	97	8	95	8
Other	153	-	121	-	143	-
Total	**5,232**	**50**	**5,745**	**46**	**3,458**	**44**

Presented below is information about the Group's operating segments for the years ended December 31, 2001, 2000 and 1999. The Group determined it's operating segments based on differences in the nature of their operations. The "Exploration and production" segment explore, find, develop and produce crude oil and gas. The "Refining and marketing" segment process crude oil and other feedstock into refined products and purchase, sell and transport crude oil and refined petroleum products. Include in the "Corporate and Other" segment are the Group's banking, construction and other operations. Those operations have not been separately disclosed as management does not base decisions about the allocation of resources nor assesses overall performance of the Group based upon the results of those operations. Banking operations represent 79.7%, 86.0% and 81.0% of "Corporate and Other" assets as of December 31, 2001, 2000 and 1999, respectively and 64.0%, 75.0% and 61.0% of "Corporate and Other" revenues for the years then ended.

Operating segments information

(a) *Operating segments as of and for the year ended December 31, 2001 were as follows:*

	Exploration and production	Refining and marketing	Corporate and other	Elimination	**Consolidated**
Revenues					
Export	3,323	225	-	-	**3,548**
CIS	623	-	-	-	**623**
Domestic	667	364	30	-	**1,061**
Third parties	4,613	589	30	-	**5,232**
Inter-segment	257	137	16	(410)	-
Total revenues	**4,870**	**726**	**46**	**(410)**	**5,232**
Depletion, depreciation and amortization	487	22	1	-	**510**
Interest income	149	9	118	(91)	**185**
Interest expense	1	1	72	(68)	**6**
Income / (loss) before provision for income tax	2,199	(31)	52	(5)	**2,215**
Provision for income tax	575	22	6	-	**603**
Total assets	9,972	583	3,726	(2,384)	**11,897**
Capital expenditures	1,576	107	-	-	**1,683**

Millions of US$ except as indicated

(b) *Operating segments as of and for the year ended December 31, 2000 were as follows:*

	Exploration and production	Refining and marketing	Corporate and other	Elimination	**Consolidated**
Revenues					
Export	3,802	250	-	-	**4,052**
CIS	582	-	-	-	**582**
Domestic	765	322	24	-	**1,111**
Third parties	5,149	572	24	-	**5,745**
Inter-segment	255	158	28	(441)	-
Total revenues	**5,404**	**730**	**52**	**(441)**	**5,745**
Depletion, depreciation and amortization	397	22	1	-	**420**
Interest income	158	11	93	(89)	**173**
Interest expense	1	1	71	(67)	**6**
Income / (loss) before provision for income tax	2,636	156	4	(21)	**2,775**
Provision for income tax	719	54	2	-	**775**
Total assets	8,412	632	2,552	(1,204)	**10,392**
Capital expenditures	1,240	60	8	-	**1,308**

(c) *Operating segments as of and for the year ended December 31, 1999 were as follows:*

	Exploration and production	Refining and marketing	Corporate and other	Elimination	**Consolidated**
Revenues					
Export	2,302	164	-	-	**2,466**
CIS	216	-	-	-	**216**
Domestic	513	251	12	-	**776**
Third parties	3,031	415	12	-	**3,458**
Inter-segment	137	85	13	(235)	-
Total revenues	**3,168**	**500**	**25**	**(235)**	**3,458**
Depletion, depreciation and amortization	273	20	2	-	**295**
Interest income	76	3	27	(22)	**84**
Interest expense	-	1	18	(14)	**5**
Income / (loss) before provision for income tax	918	126	3	(24)	**1,023**
Provision for income tax	438	46	1	-	**485**
Total assets	5,634	523	1,267	(1,360)	**6,064**
Capital expenditures	716	27	10	-	**753**

Millions of US$ except as indicated

Revenues from major customers

Revenues from major customers for the years ended December 31 were as follows:

	Exploration and production	Refining and marketing	Total
2001			
Customer A	1,208	-	**1,208**
Customer B	889	144	**1,033**
2000			
Customer B	1,243	167	**1,410**
Customer C	588	-	**588**
1999			
Customer B	618	108	**726**
Customer D	610	-	**610**
Customer E	436	-	**436**

Management does not believe that the Group is reliant on any particular customer.

22 Supplemental Information on Oil and Gas Activities (Unaudited)

In accordance with SFAS No.69, "Disclosures about Oil and Gas Producing Activities", the Company is making certain supplemental disclosures about its oil and gas exploration and production operations. While this information was developed with reasonable care and disclosed in good faith, it is emphasized that some of the data is necessarily imprecise and represents only approximate amounts because of the subjective judgments involved in developing such information. Accordingly, this information may not necessarily represent the current financial condition of the Company or its expected future results.

Capitalized costs relating to oil and gas producing activities

Capitalized costs relating to oil and gas producing activities as of December 31 were as follows:

	2001	2000	1999
Proved oil and gas properties	4,658	4,015	2,598
Unproved oil and gas properties	202	144	57
Supporting equipment and other facilities	3,766	3,191	1,897
Accumulated depreciation, depletion and amortization	(2,700)	(2,236)	(1,854)
Net capitalized costs	**5,926**	**5,114**	**2,698**

Millions of US$ except as indicated

Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred in oil and gas property acquisition, exploration and development activities for the years ended December 31 were as follows:

	2001	2000	1999
Acquisition of properties - proved	8	-	-
Acquisition of properties - unproved	31	46	1
Exploration costs	319	221	87
Development costs	1,218	973	631
Total costs incurred	**1,576**	**1,240**	**719**

Results of operations for producing activities

Results of operations for producing activities for the years ended December 31 were as follows:

	2001	2000	1999
Revenue			
Sales[1]	3,386	3,583	2,037
Transfers[2]	1,302	1,598	600
Total revenue	**4,688**	**5,181**	**2,637**
Production (lifting) costs			
Operating costs	934	632	410
Production and other taxes	399	627	252
Exploratory expense	249	173	73
Depreciation, depletion and amortization	487	397	273
Related income taxes	574	719	438
Results of operations for producing activities[3]	**2,045**	**2,633**	**1,191**

1) Sales represents sales of crude oil and gas made to third parties. This amount substantially differs from "Third parties revenue" in Note 21 because it does not include additional revenues from crude oil refined to petroleum products and included in caption "Transfers" below.

2) Transfers are calculated based on average domestic market prices of crude oil and include volumes of crude oil transfers during the year under the processing or sales agreements to other operations.

3) Includes only the activities attributed to oil and gas producing and excludes amounts attributable to overhead, transportation and trading, etc.

Reserve quantity information

Proved reserves are the estimated quantities of oil and gas reserves which geological and engineering data demonstrate will be recoverable with reasonable certainty in future years from known reservoirs under existing economic and operating conditions. Proved reserves include additional quantities of oil and gas reserves recoverable beyond the term of the license agreements which may result from extensions of currently proved areas or from applying secondary or tertiary recovery processes not yet tested and determined to be economic.

Proved developed reserves are the quantities of reserves expected to be recovered through existing wells with existing equipment and operating methods. Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

Group companies' estimated net proved oil and gas reserves and changes thereto for the years ended December 31 were as follows:

(a) *Net proved reserves of crude oil and condensate (in millions barrels ("bbl's") and millions tonnes ("tonnes"), respectively):*

	2001		2000		1999	
	Bbl's	Tonnes	Bbl's	Tonnes	Bbl's	Tonnes
Beginning year reserves	**6,945**	**968**	**6,820**	**954**	**6,379**	**894**
Revisions of previous estimates	(135)	(20)	259	34	265	36
Extensions and discoveries	108	15	156	21	444	62
Purchases of minerals-in-place	40	5	-	-	-	-
Production	(316)	(44)	(290)	(41)	(268)	(38)
Ending year reserves	**6,642**	**924**	**6,945**	**968**	**6,820**	**954**
Minority's share, included in the above proved reserves	-	-	-	-	2,906	406
Proved reserves, adjusted for minority interests	**6,642**	**924**	**6,945**	**968**	**3,914**	**548**
Proved developed reserves	4,257	591	3,599	501	3,212	448
Proved developed reserves, adjusted for minority interests	4,257	591	3,599	501	1,843	257

(b) *Net proved reserves of gas (in billions cubic feet ("feet") and billions cubic meters ("meters"), respectively):*

	2001		2000		1999	
	Feet	Meters	Feet	Meters	Feet	Meters
Beginning year reserves	**12,531**	**354**	**12,542**	**355**	**12,421**	**352**
Revisions of previous estimates	(598)	(17)	224	6	185	5
Extensions and discoveries	217	6	142	4	327	9
Purchases of minerals-in-place	5	1	-	-	-	-
Production	(347)	(10)	(377)	(11)	(391)	(11)
Ending year reserves	**11,808**	**334**	**12,531**	**354**	**12,542**	**355**
Minority's share, included in the above proved reserves	-	-	-	-	5,345	152
Proved reserves, adjusted for minority interests	**11,808**	**334**	**12,531**	**354**	**7,197**	**203**
Proved developed reserves	6,732	191	6,534	185	6,401	181
Proved developed reserves, adjusted for minority interests	6,732	191	6,534	185	3,674	104

(c) *Net proved reserves of crude oil, condensate and gas (in millions barrels of oil equivalent ("BOE") and millions tonnes of oil equivalent ("TOE"), respectively):*

	2001		2000		1999	
	BOE	TOE	BOE	TOE	BOE	TOE
Beginning year reserves	**9,033**	**1,324**	**8,910**	**1,309**	**8,449**	**1,245**
Revisions of previous estimates	(234)	(38)	296	41	296	41
Extensions and discoveries	144	21	180	25	499	71
Purchases of minerals-in-place	41	6	-	-	-	-
Production	(374)	(55)	(353)	(51)	(334)	(48)
End year reserves	**8,610**	**1,258**	**9,033**	**1,324**	**8,910**	**1,309**
Minority's share, included in the above proved reserves	-	-	-	-	3,797	531
Proved reserves, adjusted for minority interests	**8,610**	**1,258**	**9,033**	**1,324**	**5,113**	**778**
Proved developed reserves	5,378	781	4,688	686	4,279	629
Proved developed reserves, adjusted for minority interests	5,378	781	4,688	686	2,456	361

Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves

The standardized measure of discounted future net cash flows, related to the above oil and gas reserves, is calculated in accordance with the requirements of SFAS No.69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated proved reserves. Adjustment in this calculation for future price changes is limited to those required by contractual arrangements in existence at the end of each reporting period. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end proved reserves based on year-end cost indices, assuming continuation of year end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pre-tax cash flows, less the tax bases of related assets. Discounted future net cash flows have been calculated using a 10.0% discount factor. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced.

Millions of US$ except as indicated

The information provided in tables set out below does not represent management's estimate of the Group's expected future cash flows or of the value of the Group's proved oil and gas reserves. Estimates of proved reserves quantities are imprecise and change over time, as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No.69 requires assumptions as to the timing and the amount of future development and production costs. The calculations should not be relied upon as an indication of the Group's future cash flows or of the value of its oil and gas reserves. Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves as of December 31 were as follows:

	2001	2000	1999
Future cash inflows	98,896	158,211	140,366
Future production and development costs	(51,705)	(86,700)	(63,944)
Future income tax expenses	(10,316)	(23,910)	(22,281)
Future net cash flows	**36,875**	**47,601**	**54,141**
Discount of estimated timing of cash flows	(21,679)	(28,502)	(34,843)
Discounted future net cash flows	**15,196**	**19,099**	**19,298**
Minority share in discounted future net cash flows	-	-	6,565

Principal sources of changes in standardized measure of discounted future net cash flows

Principal sources of changes in standardized measure of discounted future net cash flows as of December 31 were as follows:

	2001	2000	1999
Discounted present value at beginning of year	**19,099**	**19,298**	**2,914**
Sales and transfers of oil and gas produced, net of production costs	(3,355)	(3,922)	(1,975)
Net changes in prices and production costs estimates[1]	(10,032)	879	22,490
Extensions, discoveries and improved recovery, less related costs[2]	325	571	1,525
Changes in future development costs	(437)	(867)	(403)
Development costs incurred during the period	1,257	1,018	639
Revisions of previous quantity estimates	(530)	941	904
Purchases of minerals-in-place	17	-	-
Net change in income taxes	5,602	(654)	(6,604)
Accretion of discount[3]	2,882	2,725	423
Other changes	368	(890)	(615)
Discounted present value at end of year	**15,196**	**19,099**	**19,298**

[1] The net change in prices, and production and transportation costs is the beginning-of-the-year reserve-production forecast multiplied by the net annual change in the per-unit sales price, and production and transportation cost, discounted at 10.0%, and includes amounts due from changes in production rates (timing).

[2] Extensions, discoveries and improved recovery, are calculated using production forecasts of the applicable reserve quantities for the year multiplied by the end-of-the-year sales prices, less future estimated costs, discounted at 10.0%.

[3] The accretion of discount is 10.0% of the prior year's discounted pre-tax future cash inflows, less future production, transportation and development costs.